Exhibit 99.2

Corporate Governance

Governance framework

Sasol applies sound corporate governance structures and processes, which the board considers pivotal to delivering sustainable growth in the interests of all stakeholders.   Sasol’s values-driven culture and code of ethics underpin its governance structures and processes, committing the company to high standards of business integrity and ethics in all its activities.

Governance structures and processes are reviewed regularly, and adapted to accommodate internal developments and reflect national and international best practice. The board considers corporate governance to be a priority and endeavours to go beyond minimum compliance where appropriate. The board will therefore consider all new non-statutory corporate governance concepts carefully and will implement them if they are deemed to be in Sasol and its stakeholders’ best interests. The application of governance requirements should facilitate, not detract from, the directors’ ability to execute their statutory and fiduciary duties, and their duties of care and skill.

The nomination, governance, social and ethics committee and the board continue to review and benchmark the group’s governance structures and processes to ensure they support effective and ethical leadership, good corporate citizenship and sustainability.

Sasol’s ordinary shares and Sasol BEE ordinary shares are listed on the Johannesburg Stock Exchange operated by the JSE Limited (JSE).  Sasol is also listed on the New York Stock Exchange (NYSE) for the purpose of registering the company’s American Depositary Shares with the United States Securities and Exchange Commission (SEC). Accordingly, the company is subject to and has implemented controls to provide reasonable assurance of its compliance with all relevant requirements in respect of its listings. These include the South African Companies Act, no 71 of 2008 (the SA Companies Act), the JSE Listings Requirements, SEC rules, the NYSE Listed Company Manual and US legislation, such as the Sarbanes-Oxley Act of 2002 (SOX), in so far as they apply to foreign companies listed on the NYSE.

Sasol applies all the principles of the King Code of Governance Principles for South Africa (King III Code). In some areas the board is of the view that, while recommended practice is being applied, further enhancements will be made over time in line with its objective to continuously improve corporate governance practices.  A statement confirming Sasol’s application of each of the 75 principles of the King III code is available on www.sasol.com.

Sasol has compared its corporate governance practices to the requirements imposed on domestic US companies listed on the NYSE, and confirms that it complies with these governance standards, in most significant respects. There are no significant differences to report.

Board powers and procedures

The company’s memorandum of incorporation (MOI) and the board charter assign responsibility for strategic direction and control of the company to the board.  The board exercises this control by way of the company’s governance framework, which includes detailed reporting to the board and its committees, and a system of assurances on internal controls.

The board regularly reviews those matters reserved for board decision-making and approves the delegation of authority to management in specified matters. The board charter sets out the practices and processes adopted to enable the board to discharge its responsibilities. The board charter is available on the company’s website, www.sasol.com, together with the terms of reference of all board and statutory committees and the company’s MOI.

The board charter specifies

•                  the demarcation of the roles, functions, responsibilities and powers of the board, as well as those of the shareholders, chairman, lead independent director, deputy chairman, individual directors, company secretary, other officials and the executives of the company;

•                  the terms of reference of the board and statutory committees;

•                  matters reserved for final decision-making or pre-approval by the board; and

•                  the policies and practices of the board on matters such as corporate governance, directors’ dealings in the securities of the company, declarations of conflicts of interest, board meeting documentation, alternative dispute resolution, business rescue proceedings and procedures, and the nomination, appointment, induction, training and evaluation of directors and members of board committees.

Within the powers the MOI confers on it, the board has determined its main function and responsibility to be to add significant value to the company by:

•                  retaining full and effective control over the company and providing effective leadership in the best interests of the company;

•                  determining the strategies and strategic objectives of the company and ensuring that strategy, risk, performance and sustainability considerations are effectively integrated and appropriately balanced;

•                  determining the company’s values, including principles of ethical business practice and the requirements of being a responsible corporate citizen;

•                  bringing independent, informed and effective judgement and leadership to bear on material decisions of the company and group companies, including material company and group policies, the group framework of delegated authorities, appointment and removal of the president and chief executive officer, approval of the appointment or removal of members of the group executive committee, capital expenditure transactions and consolidated group budgets and company budgets;

•                  satisfying itself that the company and group entities are governed effectively in accordance with corporate governance best practice, including risk management, legal compliance management, appropriate and relevant non-binding industry rules, codes and standards, and internal control systems to:

•                      maximise sustainable returns;

•                      safeguard the people, assets and reputation of the group; and

•                      ensure compliance with applicable laws and regulations;

•                  monitoring implementation by group entities, board committees and executive management of the board’s strategies, decisions, values and policies through a structured approach to governance, reporting, risk management and information management (including information technology) ;

•                  ensuring that the company has an effective and independent audit committee, remuneration committee, risk and safety, health and environment (SHE) committee and nomination, governance, social and ethics committee;

•                  ensuring that there is an effective risk-based internal audit process and function;

•                  governing the disclosure control processes of the company, including the integrity of the company’s annual integrated report and reporting on the effectiveness of the company’s system of internal controls;

•                  considering business rescue proceedings or other turnaround mechanisms as soon as the company is financially distressed as defined in the SA Companies Act;

•                  ensuring that disputes are resolved as effectively, efficiently and expeditiously as possible; and

•                  monitoring of the relationship between management and stakeholders of the company.

The board is satisfied that it fulfilled these duties and obligations during the past financial year.

Composition of the board and appointment of directors

Directors’ Biographies appear in the “Our board of directors” section of the annual integrated report.

In terms of the company’s MOI, the board shall consist of a maximum of 16 directors. Up to five may be executive directors. The board has determined the size of the board to be 14 for the time being. As at 8 September 2014, there were 14 directors of whom three were executive directors, namely Mr DE Constable (president and chief executive officer), Mr P Victor (acting chief financial officer) and Ms VN Fakude.  All non-executive directors are independent, namely Dr MSV Gantsho (chairman), Prof JE Schrempp (lead independent director), Mr C Beggs, Mr HG Dijkgraaf, Ms NNA Matyumza(1), Ms IN Mkhize, Mr ZM Mkhize, Mr MJN Njeke, Mr B Nqwababa, Mr P J Robertson and Mr S Westwell.

Non-executive directors are chosen for their corporate leadership skills, experience and expertise required to advance the strategic direction of the company. The nomination, governance, social and ethics committee and the board take into account diversity in gender and race, as well as in business, geographic and academic backgrounds and experience when appointments to the board are considered.  The board ensures that it has the right balance of skills, experience, independence and business knowledge necessary.

(1)  Appointed on 8 September 2014.

to discharge its responsibilities in keeping with the highest standards of governance. In the board’s assessment, all directors have the relevant knowledge, skills and experience to make a meaningful contribution to the business of the company.

As at 8 September 2014, 21% of the directors were women, and 78% of the South African directors were historically disadvantaged South Africans, including women. The board has identified the need to improve gender diversity on the board and will give preference to female candidates when required to fill a vacancy.

The directors are entitled to seek independent professional advice concerning the company’s affairs at Sasol’s expense, and to gain access to any information they may require in discharging their duties as directors.

Newly appointed directors are inducted under the guidance of the company secretary. They are apprised of the company’s business, board matters, their duties and other governance responsibilities as directors. The induction is tailored to each director’s specific needs. Directors are briefed on legal developments and changes in the risk and general business environment on an on-going basis.

The nomination, governance, social and ethics committee facilitates the annual evaluation of the effectiveness and performance of the board, its committees and the individual directors.  The chairman, through the nomination, governance, social and ethics committee and assisted by the company secretary, leads the evaluation process. An independent evaluation of the board was conducted at the end of the 2012 financial year and will be considered again in the 2015 financial year.   A self-assessment, by way of individual questionnaires and interviews by the chairman, was performed in the 2014 financial year.   No major concerns were raised in respect of the functioning of the board or any of its committees.

The nomination, governance, social and ethics committee and the board specifically consider the directors’ other commitments such as other directorships, to determine whether each director has sufficient time to discharge his or her duties effectively. The lead independent director is responsible for ensuring that the performance of the chairman is evaluated annually which was done during the year under review.

In terms of the company’s MOI, one-third of directors must retire at every annual general meeting and are eligible for re-election.

The independence of directors is evaluated in terms of the board’s policy, which is based on the applicable corporate governance requirements.  The nomination, governance, social and ethics committee and the board make this determination when a director is first appointed, annually or at any other time when a director’s circumstances change and warrant re-evaluation.  The board has determined that all the non-executive directors are independent in accordance with the King III Code and the rules of the NYSE.

Dr MSV Gantsho, Ms IN Mkhize and Prof JE Schrempp have been in office for more than 9 years, but their independence has been re-confirmed after taking into account among other considerations, the extent to which the diversity of their views, skills and experience continue to enhance the board’s effectiveness. The board is of the view that all non-executive directors exercise their judgement independently at all times.  A director is required to retire at the end of the calendar year in which he or she turns 70, provided that the board may on an annual basis extend a director’s term of office, but not beyond the end of the year he turns 73. Prof JE Schrempp will reach retirement age in the 2014 calendar year. The board has agreed to extend his term until the end of the 2015 calendar year to ensure continuity and transfer of skills on the board.

The company’s directors, executives and senior employees are prohibited from dealing in Sasol securities during certain prescribed periods. The company secretary regularly informs directors, executives and senior employees of the insider trading legislation and advises them of closed periods. A report on directors’ dealings in the company’s shares is tabled at each board meeting and is disclosed in terms of the applicable JSE and NYSE listings requirements.

Directors’ declarations of personal financial interests are tabled annually. Additional or amended declarations of interest are circulated at every board meeting and annually at the nomination, governance, social and ethics committee meeting for consideration and noting.

The board met six times during the financial year. The attendance by each director was as follows:

Director	06/09/13	21/11/13	22/11/13	07/03/14	05/06/14	06/06/14
C Beggs	Ö	Ö	Ö	Ö	Ö	Ö
DE Constable	Ö	Ö	Ö	Ö	Ö	Ö
HG Dijkgraaf	Ö	Ö	Ö	Ö	Ö	Ö
VN Fakude	Ö	Ö	Ö	Ö	Ö	Ö
MSV Gantsho	Ö	Ö	Ö	Ö	Ö	Ö
IN Mkhize	Ö	Ö	Ö	Ö	Ö	Ö
ZM Mkhize	Ö	Ö	Ö	Ö	Ö	Ö
MJN Njeke	Ö	Ö	Ö	Ö	Ö	Ö-
B Nqwababa (1)	n/a	n/a	n/a	Ö	Ö	Ö
PJ Robertson	Ö	Ö	Ö	Ö	Ö	Ö
JE Schrempp	Ö	Ö	Ö	Ö	—	—
P Victor (2)	n/a	Ö	Ö	Ö	Ö	Ö
S Westwell	Ö	Ö	Ö	Ö	Ö	Ö

Ö Indicates attendance     — Indicates absence with apology    n/a Indicates not a member at the time

(1) Appointed on 5 December 2013

(2) Appointed with effect from 10 September 2013

Chairman and lead independent director

Dr MSV Gantsho is the chairman of the board, having succeeded Mrs TH Nyasulu on 22 November 2013. The offices of chairman and chief executive officer are separate and the chairman is an independent non-executive director.  The roles of the chairman and the lead independent director are specified in the board charter.

The appointment and performance of the chairman and lead independent director are reviewed annually. The board and the nomination, governance, social and ethics committee are responsible for succession planning in relation to the position of the chairman.  The lead independent director guides this process.

President and Chief Executive Officer

Mr DE Constable is the chief executive officer (2) of the group.  In terms of the company’s MOI, the directors appoint the chief executive officer. The appointment is made on recommendation of the nomination, governance, social and ethics committee. Such an appointment may not exceed five years at a time. The board is responsible for ensuring that succession plans are in place for the chief executive officer and other members of the group executive committee. The role and function of the chief executive officer are specified in the board charter.

The chief executive officer is the highest executive decision-making functionary of Sasol and the Sasol group. The Sasol Limited board delegates authority to the chief executive officer, and holds him accountable for the successful implementation of the group strategy and the overall management and performance of the Sasol Group, with the primary aim of enhancing long-term shareholder value.

Chief Financial Officer

Mr P Victor was appointed as executive director and acting chief financial officer with effect from 10 September 2013.  The audit committee considered his expertise and experience at its meeting on 4 September 2014 and deemed it appropriate. The committee is also satisfied that the expertise, resources, succession plans and experience of the finance function reporting to the chief financial officer are adequate.

Company secretary

Mr VD Kahla, the executive vice president: advisory and assurance, is the company secretary. The board appointed him in accordance with the SA Companies Act. Having considered his competence, qualifications and experience at its meeting held on 5 September 2014, the board is satisfied that he is competent and has the appropriate qualifications and experience to serve as the company secretary. Mr Kahla holds BA and LLB degrees and has a 16-year track record as a legal advisor and governance practitioner in both the private and public sectors.

The company secretary communicates directly with the chairman, while maintaining an arm’s-length relationship with the board and the directors as far as reasonably possible. The company secretary is not a director but is a member of the group executive committee and, in his capacity as an executive vice president, reports to the president and chief executive officer.  The role and responsibilities of the company secretary are described in the board charter.

The board considered the interactions between the company secretary and the board during the past year, and is satisfied that there is an arms-length relationship between the board and the company secretary.

(2)  As from 1 July 2014, the Chief Executive Officer assumed the title of President and Chief Executive Officer.

Sasol subsidiaries and divisions

During the period under review, Sasol Limited had more than 200 direct and indirect subsidiaries globally, which conducted their business through one or more divisions. Each subsidiary, and some divisions, had its own board of directors.

Subsidiary and divisional boards operated in accordance with a general board charter. As a direct or indirect shareholder of these subsidiaries, the company exercised its rights in approving material decisions and ensuring that the group’s minimum requirements were complied with in respect of matters such as governance internal controls, financial management, disclosure controls, risk management, legal compliance, safety, health and environmental management, internal audit, ethics management, human resource management, information management, stakeholder relationships and sustainability.

The necessary systems, policies, processes and capacity are in place to ensure all entities in the Sasol group adhere to essential group requirements.

The company is involved in the decision-making of its subsidiaries on material matters to ensure its best interests are advanced.  This defined list of material matters includes the appointment of directors, strategy charters, budgets, large capital expenditures and significant mergers, acquisitions and disposals.

External disclosures and reporting are mostly managed at group level and contained in consolidated group reporting.

With effect from 1 July 2014, the Sasol group implemented a new operating model supported by a revised governance framework.  The boards of wholly-owned subsidiaries have been restructured to ensure focused accountability with fewer directors.

To ensure effective decision-making, except for decisions which cannot by law be delegated and those matters reserved for decision-making by the Sasol Limited board, these boards have delegated all authority to the group executive committee, its sub-committees and individuals within the group and businesses,  in line with the governance framework All divisional boards were dissolved with effect from 1 July 2014.

During the year under review, Sasol Group Services (Pty) Ltd (SGS) fulfilled the role of company secretary of all South African subsidiaries.  Sasol Chemical Industries (Pty) Ltd replaced SGS as company secretary of all South African subsidiaries with effect from 1 July 2014. The company secretarial department, which is staffed by suitably qualified and experienced individuals, discharges the duty of company secretary according to the requirements of the SA Companies Act and the King III Code.  Outside of South Africa, local legal advisors ensure that good governance practices are maintained in the various jurisdictions.

Board and statutory committees

Several committees have been established to assist the board in discharging its responsibilities. Shareholders elect the members of the audit committee, which is a statutory committee and the board appoints the members of all its other committees.  The committees play an important role in enhancing standards of governance and effectiveness within the group. The terms of reference of the committees are reviewed annually and form part of the board charter. All committees, except the risk and safety, health and environment (SHE) committee, comprise only non-executive directors. The chief executive officer is not a member of the audit, remuneration and nomination, governance, social and ethics committees, but attends all committee meetings by invitation. He is requested to leave the meeting, where appropriate, before any decisions are made that relate to him personally. All committees may obtain external or other independent professional advice they consider necessary to discharge their duties.

The remuneration committee

Members: Mr HG Dijkgraaf (chairman), Ms IN Mkhize,), Mr PJ Robertson, Dr MSV Gantsho (with effect from 22 November 2013, following his appointment as chairman of the board) and Prof JE Schrempp.  All members are independent non-executive directors.

The chief executive officer and executives responsible for remuneration attend the committee’s meetings by invitation, but recuse themselves before any decisions are made.

The functions and terms of reference of the remuneration committee, as well as directors’ remuneration and other relevant remuneration information are available in the remuneration report.

The committee is required to meet at least twice a year and met four times during the year under review. Attendance was as follows:

Member	05/09/13	20/11/13	06/03/14	05/06/14
HG Dijkgraaf	Ö	Ö	Ö	Ö
MSV Gantsho	n/a	n/a	Ö	Ö
IN Mkhize	Ö	Ö	Ö	Ö
PJ Robertson	Ö	Ö	Ö	Ö
JE Schrempp	Ö	Ö	Ö	—

Ö Indicates attendance      — Indicates absence with apology      n/a Indicates not a member at the time

The audit committee

Members: Messrs C Beggs (chairman), Dr MSV Gantsho (until 22 November 2013), Ms I N Mkhize, Mr MJN Njeke, Mr B Nqwababa (from 5 December 2013) and Mr S Westwell.

The audit committee is an important element of the board’s system of monitoring and control. In compliance with the applicable US and South African corporate governance requirements, all members are independent non-executive directors.

The audit committee is a statutory committee of Sasol Limited in respect of its duties in terms of section 94(7) of the SA Companies Act and a committee of the Sasol Limited board in respect of all other duties the board and US legislation assigns to it. Shareholders elect the members of the committee at the annual general meeting.

The committee has decision-making authority with regard to its statutory duties and is accountable in this regard to both the board and the shareholders. The committee makes recommendations for board approval on all responsibilities the board delegates to it.

All audit committee members are financially literate and most have extensive audit committee experience. To ensure greater integration between the work of the audit committee and the risk and SHE committee, particularly for purposes of integrated reporting and the application of the combined assurance model, the chairmen of the two committees are members of the other committee, respectively.

None of the members serve on the audit committees of more than three listed public companies.

Mr C Beggs has been designated as the audit committee financial expert in accordance with the SEC rules. The chairman of the board, the [chief executive officer,] chief financial officer, internal auditor, chief risk officer and external auditors attend audit committee meetings by invitation.

The audit committee obtains assurance from management, the governance committees or boards of the South African subsidiaries in respect of the specific functions they performed in terms of section 94(7) of the SA Companies Act.

The audit committee primarily assists the board in overseeing:

•                  the quality and integrity of the company’s integrated reporting,  incorporating the financial statements (including consolidated group financial statements) and sustainability reporting, and public announcements in respect of the financial results;

•                  the qualification and independence of the external auditors for Sasol and all group companies;

•                  the scope and performance of the external auditors of the Sasol group;

•                  the effectiveness of the Sasol group’s internal controls and internal audit function; and

•                  compliance with legal and regulatory requirements to the extent that they might have an impact on the annual integrated report or the annual financial statements.

The board has delegated extensive powers to the audit committee to perform these functions in accordance with the SA Companies Act and US corporate governance requirements.  In line with these requirements the audit committee has, among other things, implemented a procedure for the pre-approval by the audit committee of all audit and permissible non-audit services that the external auditor provides. The audit committee meets the group’s external and internal auditors and executive management regularly to consider risk assessment and management, to review the audit plans of the external and internal auditors and to review accounting, auditing, financial reporting, corporate governance and compliance matters. The audit committee assesses the independence of the external auditors annually and approves the external auditors’ engagement letter and the terms, nature and scope of the audit function and the audit fee. The audit committee also reviews and approves the internal audit charter, internal audit plan and internal audit conclusions.  The audit committee meets regularly in separate sessions with management, the external auditor and the internal auditor.

The audit committee reviews all publications and announcements relating to the financial results before publication. Both the audit committee and the board are satisfied there is adequate segregation between the external and internal audit functions and that the independence of the internal and external auditors is not in any way impaired or compromised. The audit committee is responsible for ensuring that the combined assurance model introduced by the King III code is applied to provide a coordinated approach to all assurance activities. A combined assurance model was developed in 2011 and is being implemented in phases.  Further progress was made in the year under review.

In particular, the committee:

•                  ensures that the combined assurance received is appropriate to address all the significant risks facing the company; and

•                  monitors the relationship between the external service providers and the company.

The committee is an integral part of the risk management process. In this regard the committee considers and reviews the findings and recommendations of the risk and SHE committee in so far as they are relevant to the functions of the audit committee.

During the year under review, subsidiary and divisional governance committees provided oversight of the financial reporting, internal control and other governance matters relating to subsidiaries and divisions. These committees assisted the respective subsidiary and divisional boards by examining and reviewing those companies’ annual financial statements prior to submission and approval by the relevant boards and monitoring the effective functioning of those companies’ internal and disclosure controls. The proceedings of these subsidiary and divisional governance committees were reported to the relevant subsidiary or divisional boards.  Material matters of concern were also reported to the audit committee. In the 2015 financial year, the decision-making bodies of the new governance framework replaced these subsidiary and divisional governance committees.

The audit committee is required to meet at least three times a year and met five times during the year. One special meeting was held in February 2014.   Attendance was as follows:

Member	05/09/13	09/10/13	11/02/14*	06/03/14	30/05/14
C Beggs	Ö	Ö	Ö	Ö	Ö
MSV Gantsho	Ö	Ö	n/a	n/a	n/a
IN Mkhize	Ö	Ö	Ö	Ö	Ö
MJN Njeke	Ö	Ö	Ö	Ö	Ö
B Nqwababa	n/a	n/a	Ö	Ö	Ö
S Westwell	Ö	Ö	Ö	Ö	Ö

n/a Indicates not a member at the time    Ö Indicates attendance      — Indicates absence with apology     * Special meeting

The risk and safety, health and environment committee (risk and SHE committee)

Members: Ms IN Mkhize (chairman), , Mr C Beggs, Mr DE Constable, Mr HG Dijkgraaf, Ms VN Fakude, Mrs TH Nyasulu (until 22 November 2013), Mr P Victor (from 22 November 2013),  Dr MSV Gantsho (from 22 November 2013) and Mr S Westwell.  Mr PJ Robertson was appointed a member on 5 September 2014.

The committee’s functions include reviewing and assessing the integrity of the company’s risk management processes, including safety, health, environmental and sustainability risk.

The committee reports its findings and recommendations in respect of material risks as well as the company’s policies on risk assessment and risk management that may have an impact on the annual integrated report. It also reviews the disclosure of sustainability matters in the annual integrated report and reports to the audit committee to enable the latter to provide assurance to the board that the disclosure is reliable and does not conflict with the financial information.

The committee met five times during the year. Attendance at meetings was as follows:

Member	04/09/13	31/10/13	19/11/13	05/03/14	30/05/14
C Beggs	Ö	Ö	Ö	Ö	Ö
DE Constable	Ö	Ö	Ö	Ö	Ö
HG Dijkgraaf	Ö	—	Ö	Ö	Ö
VN Fakude	Ö	Ö	Ö	Ö	Ö
M S V Gantsho	n/a	n/a	n/a	Ö	Ö
IN Mkhize	Ö	Ö	Ö	Ö	Ö
P Victor	n/a	Ö	Ö	Ö	—
S Westwell	Ö	Ö	Ö	Ö	Ö

Ö Indicates attendance     — Indicates absence with apology     n/a indicates not a member at the time

The nomination, governance, social and ethics committee

Members:  Dr MSV Gantsho (chairman from 22 November 2013), Prof JE Schrempp (lead independent director), Mr H G Dijkgraaf, and Mr ZM Mkhize.

The nomination, governance, social and ethics committee performs the responsibilities of a nomination and governance committee as well as a social and ethics committee as required in terms of the SA Companies Act. All the members of the committee are independent non-executive directors and the chairman of the board is the chairman of the committee.

The nomination, governance, social and ethics committee’s functions include reviewing and making recommendations to the board on:

•                  the company’s general corporate governance framework;

•                  the composition and performance of the board, individual directors and its committees;

•                  appointment or re-appointment of directors and members of the group executive committee;

•                  succession planning of the chairman and the chief executive officer; and

•                  legal compliance and the company’s ethics policy and programmes.

In addition, the committee oversees the governance of the group’s stakeholder engagement activities, with specific reference to applicable legislation and sound corporate governance requirements.

The committee met four times during the financial year. Attendance at the meetings was as follows:

Member	6/09/13	20/11/13	7/03/14	06/06/14
HG Dijkgraaf	Ö	Ö	Ö	Ö
MSV Gantsho	Ö	Ö	Ö	Ö
ZM Mkhize	Ö	Ö	Ö	Ö
JE Schrempp	Ö	Ö	Ö	—

Ö Indicates attendance     — Indicates absence with apology     n/a Indicates not a member at the time

The committee’s work plan ensures all its statutory responsibilities are covered during the course of a calendar year. During the period under review, the committee:

•                  considered the company’s compliance with the goals and purposes of the 10 principals set out in the United Nations Global Compact;

•                  considered the company’s standing in terms of the goals and purposes of the Organisation for Economic Co-operation and Development recommendations regarding corruption;

•                  received a report on Sasol’s progress in terms of the South African Employment equity Act, no 55 of 1998;

•                  noted Sasol’s standing in terms of the South African Broad-Based Black Economic Empowerment (B-BBEE) Act, no 53 of 2003, and considered the impact of the revised codes on Sasol’s B-BBEE rating;

•                  considered stakeholder relationship reports , including assessments of stakeholder management strategy for each stakeholder category;

•                  considered a report on the company’s labour and employment activities, taking into account:

•                  the laws and codes of best practice applicable in host countries in which the company operates;

•                  the international Labour Organisation’s protocol on decent work and working conditions; and

•                  the company’s employment relationships in terms of decent work and work conditions, employee engagement, gender diversity and women empowerment, organised labour and its contribution to the development and training of its employees;

•                 received a report on the company’s advertising and public relations, and compliance with consumer protection laws; and

•                  received a report on good corporate citizenship incorporating activities related to the Sasol Foundation, Corporate Social Responsibility as well as Sasol’s flagship community investment programme,  Ikusasa.

The board has delegated responsibility for all environmental, health and public safety matters, including the impact of the company’s activities and of its products or services on stakeholders, to the risk and SHE committee. Accordingly, the nomination, governance, social and ethics committee noted the reports relating to those matters that were submitted to the risk and SHE committee.

Progress in the above areas is covered in greater detail in the sustainable development report available on www.sasol.com

Group executive committee

Members: Mr DE Constable (chairman),  Mr SR Cornell (from 1 February 2014), Ms VN Fakude, Mr FR Grobler (from 1 December 2013), Mr VD Kahla , Mr BE Klingenberg,  Mr E Oberholster, Mr CF Rademan, Mr M Radebe , Mr SJ Schoeman (from 1 May 2014), and  Mr P Victor  .

In terms of the company’s governance framework, the group executive committee supports the chief executive officer in implementing the strategy and in managing the Sasol group.  The chief executive officer is entitled to sub-delegate any of the powers delegated to him to the group executive committee, individual members of the group executive committee or other committees, forums or individuals within the Sasol group. The chief executive officer may sub-delegate all matters not specifically reserved for decision-making by the board or its shareholders.  The board appoints group executive committee members on the recommendation of the chief executive officer and the nomination, governance, social and ethics committee.

Internal control and combined assurance

The directors are ultimately responsible for the group’s system of internal control, designed to identify, evaluate, manage and provide reasonable assurance against material misstatement and loss. The group maintains a system of internal financial control that is designed to provide assurances on the maintenance of proper accounting records and the reliability of financial information used within the business and for publication. The system contains self-monitoring mechanisms, and actions are taken to correct deficiencies as they are identified.

The group began implementing a combined assurance approach in 2011 to assist in addressing the key risks facing the group. Management identifies and controls these risks by means of a risk framework determined by the risk and SHE committee, and the process is monitored and evaluated under the direction of internal audit.

The internal control and combined assurance system includes:

•                  a documented organisational structure and reasonable division of responsibility;

•                  policies and procedures, including a code of conduct to foster a strong ethical climate, which are communicated throughout the group; and

•                  mechanisms to ensure compliance.

Sasol, as a foreign private issuer on the NYSE, is subject to and complies with, section 404 of the Sarbanes-Oxley Act, 2002 (SOX 404). More information is included in Sasol’s annual report on Form 20-F filed annually with the SEC and available on www.sasol.com .

The board reviewed the effectiveness of controls for the year ended 30 June 2014, principally through a process of management self-assessment, including formal confirmation from executive management. The board also considered reports from internal audit, the external auditor and the compliance and risk management functions.

Internal audit

The group has an internal audit function that covers its global operations. Internal audit is responsible for:

•                  assisting the board and management in monitoring the adequacy and effectiveness of combined assurance over the company’s risk management process;

•                  assisting the board and management in maintaining an effective internal control environment by evaluating controls continuously, using a risk-based approach, to determine whether they are adequately designed, operating efficiently and effectively and to recommend improvements;

•                  co-ordinating, combining and integrating the assurance provided by various parties (such as line management, internal and external assurance providers) pursuant to the combined assurance model introduced by the King III Code; and

•                  investigating economic crime.

Internal controls reviewed consist of strategic, operating, financial reporting and compliance controls and encompass controls relating to:

•                  the information management environment;

•                  the reliability and integrity of financial and operating information;

•                  the safeguarding of assets, including economic crime prevention;

•                  the effective and efficient use of the company’s resources; and

•                  the completeness and accuracy of matters reported in the annual integrated report.

The annual audit plan is based on an assessment of risk areas identified by internal audit and management, as well as focus areas highlighted by the audit committee, group executive committee and management. The annual audit plan is updated as appropriate to ensure it is responsive to changes in the business. A comprehensive report on internal audit findings is presented to the group executive committee and the audit committee quarterly. Follow-up audits are conducted in areas where major internal control weaknesses are found. The audit committee approved internal audit’s formal quality assurance and improvement plan and its risk-based audit plan for 2014.

Corporate governance best practice requires that the internal audit function reports directly to the audit committee in terms of the audit committee’s mandate to:

•                  evaluate the effectiveness of internal control;

•                  review and approve the internal audit charter, internal audit plans and internal audit conclusions about internal control;

•                  review significant internal audit findings and the adequacy of corrective action taken;

•                  assess the performance of the internal audit function and the adequacy of available internal audit resources;

•                  review significant differences of opinion between management and the internal audit function; and

•                  consider the appointment, performance, dismissal or reassignment of the head of internal audit.

The charter of the internal audit function gives the head of internal audit direct access to the chief executive officer, chief financial officer and the chairman of the audit committee. The head of internal audit reports administratively to the executive vice president responsible for advisory and assurance services.

The head of internal audit attends executive management meetings as and when required. Internal auditors may ask to attend an executive management meeting if required in the execution of their duties. The head of internal audit has unfettered access to board and committee minutes and submissions, risk registers of Sasol businesses and functions. Representatives of internal audit are invited to all governance committee meetings of subsidiaries and divisions of the Sasol group.

The internal audit function is required to undergo an independent quality review at least every four years. An international external audit firm conducted a quality assessment review of Sasol’s internal audit function during 2014 and concluded that the internal audit function conformed to the standards of the Institute of Internal Auditors. The maturity of the internal audit function was assessed as a significantly leading edge function.  The next external quality assessment is planned to be executed in 2018.

The company’s systems of internal control and risk management, including the design, implementation and effectiveness of internal financial control, were reviewed in 2014, by way of a formal management self-assessment.  Based on the findings of the review, and considering information and explanations provided by management and discussions with the external auditor on the results of the audit, the head of internal audit concluded that the company’s system of internal control and risk management is effective and that the internal financial controls form a sound basis for the preparation of reliable financial statements.

Risk management

The board is responsible for risk management processes within the Sasol group in accordance with corporate governance requirements. The risk and safety, health and environment (SHE) committee oversees Sasol’s risk management activities. The risk and SHE committee and the audit committee work closely to ensure that risk management complies with the relevant standards and is working effectively. Oversight of risk management at business and function level takes place through the accountable executive, executive committees and in certain cases the subsidiary board. Sasol has a chief risk officer who ensures that a comprehensive enterprise risk management process is in place.

The principal objectives of the group’s enterprise-wide risk management process are:

•                  to ensure that the significant business risks that Sasol is exposed to are systematically identified, assessed and managed to acceptable levels based on risk tolerance and appetite levels as approved by the board;

•                  to achieve an optimal risk-reward balance; and

•                  to ensure that risk management is embedded in all decision-making processes including planning, projects, business operations, investments, disposals and closures.

The following key principles guide Sasol’s enterprise-wide risk management process:

•                  an understanding that risks are defined as “uncertain future events that could influence the achievement of business objectives (including any deviation from expected outcomes)”;

•                  a clear assignment of responsibilities and accountabilities;

•                  a common enterprise-wide risk management framework;

•                  a set of enabling risk management capabilities through standardisation of risk processes, systems,  risk training and measurement;

•                  the integration of risk management activities within the company and across its value chains.

Sasol’s integrated risk management approach includes the determination and development of risk profiles at operational and strategic business units, regional operating hubs and group functions.  At a process level, operational, project, financial and legal compliance risks are managed to mitigate the impact of Sasol’s operations on people, processes and the environment.

Top risks that impact the company’s ability to achieve its strategic objectives on a sustainable basis, or may result in the company exceeding its risk appetite, are managed at a group level.

The group risk management strategy,  policy, tone at the top, competencies and  a  risk management maturity assessment, which is used to track progress in risk compliance and performance, all support and enable Sasol’s risk management process.

The company’s insurance services department, with the assistance of external consultants, undertakes regular risk control reviews of the company’s plants and operations using recognised international procedures and standards. Sasol’s policy is to procure property damage, business interruption and liability insurance above acceptable deductible levels at acceptable commercial premiums and terms.

Most significant risks

The most significant risks currently faced by the group are:

•                  Risk of viable superior or alternative technologies from competitors.

•                  Risk of failure to address transformation, localisation, diversity and cultural requirements in South Africa and other countries in which Sasol operates.

•                  Risk of not delivering on our gas-to-liquids  strategic growth objectives.

•                  Risk of not consistently achieving competitive capital project performance,

•                  Risk of uncertainty in public policy and regulatory developments and non-compliance with, or adverse impact of, laws, regulations and standards.

•                  Risk of a major safety, health or environmental undesirable incident or liability.

•                  Risk of non-availability of sufficient management and technical skills.

•                  Risk of major unplanned production interruptions impacting Sasol’s integrated value chain.

•                  Risk of climate change and related policies impacting Sasol’s operations, growth strategy and earnings.

•                  Risk of changing global competitiveness dynamics.

Members of the group executive committee, individually, are responsible for monitoring the management of each of these risks. For a more comprehensive discussion of our material risks, please refer to the annual integrated report and Sasol’s 2014 annual report on Form 20-F filed with the SEC.

Information management

The board is responsible for information technology (IT) governance. IT governance is systematic and based on control objectives for Information and related technologies (CoBIT) principles.  Group management is accountable for the operational governance of information management (IM) governance, which includes IT in the Sasol group. Decision-making structures have been defined and a reporting framework is in place. Additionally, best practice frameworks have been adopted, including Information Technology Infrastructure Library (ITIL) and ISO17799.

An IM charter has been developed and is managed through IM governance structures. The IM strategy is aligned to Sasol business needs and sustainability objectives.

In the period under review, the audit committee received quarterly reports from the IM governance committee, a GEC subcommittee committee, and assisted the board in determining if the committee was meeting its objectives, and accordingly complied with the requirements of the King III code in regard to IT governance.  A member of the group executive committee chaired the committee, which comprised members of the group executive committee, senior management and the chief information officer.  The committee provided oversight and executive direction in line with the group’s IM strategy, including IT investment, efficiency and effectiveness, ensuring an appropriate control environment over new and existing business processes and ensuring Sasol remains competitive in relation to technology.

In future, IM governance will be overseen by the newly established business and functional integration committee and the combined assurance and disclosure committee.

External auditors and internal audit perform assessments as part of their audit of IM and IT related controls. This includes, but is not limited to, SOX 404 controls. All significant IM and IT related audit findings are reported to the board and managed accordingly. The IM risk management framework is aligned to the group risk management framework, including disaster recovery measures. All technology solutions impacting financial reporting are part of the internal and external auditing scope.

Compliance with laws, rules, codes and standards

Sasol policy requires all group companies and their directors and employees to comply with all applicable laws. Legal compliance systems and processes were intensified during the year to mitigate the risk of non-compliance with the complex laws in the various jurisdictions in which group companies do business. The board and management have given particular attention to the risk of non-compliance with competition laws in the past five years. Specific areas of law have been identified as key group legal compliance risk areas and risk mitigation and control steps have been identified for each of these areas. Two of the important key risk areas are anti-bribery and anti-corruption and sanction laws.

The board and its committees continue to monitor the implementation of the company’s legal compliance policy and processes closely.

In the period under review, a group legal compliance committee (GLCC) functioned as a subcommittee of the group executive committee, overseeing the group’s legal compliance programme.  The executive vice president: advisory and assurance chaired the GLCC, which comprised members of the group executive committee (including the chief executive officer) and was attended by relevant legal and compliance services employees. A legal compliance report was presented to the nomination, governance, social and ethics committee on a quarterly basis and, to the extent that legal and regulatory matters have an impact on the financial statements, risk management or sustainability, reports are also presented to the risk and SHE committee, as well as the audit committee, as appropriate. In future, legal compliance will fall under the newly established combined assurance and disclosure committee.

A framework has been established to govern the management of tax throughout the group.  Approved by the board, the governance framework combines appropriately skilled resources, internal processes and internal and external controls to manage tax in line with the group strategy.   The company strives to arrange its tax affairs in an efficient manner, while always being in compliance with current laws in all jurisdictions in which it operates and taking into account financial and reputational risk. The company strives to maintain a cooperative relationship with tax authorities and to conduct all such dealings in an open and constructive manner.

Disclosure and sustainability

The disclosure committee functioned as a subcommittee of the group executive committee and comprised a combination of group executive committee members and functional managers. It performed an oversight role in terms of compliance with the disclosure requirements of the JSE, SEC and NYSE rules among others. The  disclosure controls and processes in place to comply with  section 302 and 404 of the Sarbanes-Oxley Act, 2002  are subject to internal and external audit assessment.  The company’s disclosure controls and procedures ensure the accurate and timely disclosure of information that may have a material effect on the value of Sasol securities or that may influence investment decisions, to shareholders, the financial community and the investor community. In future, disclosure controls will fall under the newly established combined assurance and disclosure committee.

The board oversees sustainability matters through the reports presented to it and its committees, notably the audit committee, risk and SHE committee and the nomination, governance, social and ethics committee. The audit committee, together with the nomination, governance, social and ethics committee, is responsible for overseeing the provision of assurance over sustainability issues.  More information is included in Sasol’s sustainable development report which is available on www.sasol.com.

Worker participation and employment equity

The group has established participative structures on issues that affect employees directly and materially and is committed to promoting equal opportunities and fair employment practices regardless of employees’ ethnic origin or gender. Several programmes have been implemented to ensure practical application of the group’s commitment to worker participation and employment equity, while maintaining the company’s high standards and statutory compliance.  A group partnership forum has been in place in South Africa since 2009. Union representatives meet quarterly with management in this forum to discuss matters of mutual interest. Similar consultations take place through works councils in Germany.

During the financial year, increased focus was given to transformation, which is discussed in more detail in the sustainable development report available on www.sasol.com.

In the spirit of ensuring diversity and inclusion across the group, and in support of Sasol’s commitment to the United Nations women’s empowerment principles, Sasol has implemented a global women empowerment strategy. This will entail developing professional and leadership competencies of women through, mentoring, networking and skills development.

Code of ethics

The group’s code of ethics (the code) consists of four fundamental ethical principles — responsibility, honesty, fairness and respect. Guidelines, which provide more information on 15 ethical standards to support the code, have also been published. The guidelines cover issues such as bribery and corruption, fraud, insider trading, legal compliance, conflicts of interests, human rights and discrimination. They include a commitment to conducting our business with due regard to the interests of all our stakeholders and the environment. The code requires compliance with all applicable laws and regulations as a minimum standard. In essence, the guidelines to the code of ethics outline Sasol’s approach to ethics management which includes all the elements internationally recognised as the best practice elements of ethics management. The code of ethics guides interactions with all stakeholders, including employees, suppliers and customers. Any amendment or waiver of the code as it relates to the chief executive officer or chief financial officer will be posted on the website within four business days following such amendment or waiver. No such amendments or waivers have been posted or are anticipated.

The code of ethics has been communicated to all employees, suppliers, service providers and customers and is available on the company’s website. The website address is www.sasolethics.com

A dedicated ethics office at group level manages the ethics programme and ethics officers have been appointed and trained to assist with the management of ethics in the various Sasol businesses and functions. The group ethics office manages ethics through a comprehensive programme that includes  an ethics strategy, identifying and prioritising ethics opportunities, assessing and mitigating ethics risks, applying effective governance structures, articulating a code of ethics with relevant guidelines and policies, institutionalising the code and policies in practice (e.g. by training, communication and integrating ethics into business matters), applying effective governance structures, detection and resolution of ethical violations, monitoring and reporting and development of applicable tools and technologies for the effective management of Sasol’s  ethics programme. The  nomination, governance, social and ethics committee oversees the implementation of the ethics programme, and monitors and reports to the board on ethics. An ethics forum discusses best practice and compliance requirements and considers and recommends amendments to the code and guide as required.

Sasol has been operating an independent ethics reporting telephone line, which detects and resolves   ethical violations, through external service providers since 2002. This confidential and anonymous ethics hotline provides an impartial facility for all stakeholders to anonymously report any ethics related matter, such as unfairness, disrespect, fraud, statutory malpractice and other crimes, unsafe behaviour, deviations from the procurement policy, financial and accounting reporting irregularities and other deviations from ethical behaviour. These calls are monitored and progress on their resolution is reported to business governance committees.  The nomination, governance, social and ethics committee receives progress updates on sensitive and potentially high risk investigations with material outcomes. The nomination, governance, social and ethics committee is regularly updated on the ethics programme.

In addition to the group-wide online training, ethics has been included as a module in all formal Sasol leadership development programmes. This, together with ongoing communication on ethics, contributes to the continued upward trend of employees as well as external stakeholders using the ethics line to report unethical behaviour.

Stakeholder relationships

Sasol subscribes to the stakeholder management principles in the King III Code and is on track in implementing the required governance mechanisms.

A global stakeholder management strategy and a stakeholder engagement charter, relevant to all Sasol’s operations and all stakeholders, have been developed. The stakeholder engagement charter sets out the desired behaviours for all Sasol employees who interface with stakeholders, and has been published as a public commitment to principled, value — based engagement.

Stakeholder engagement programmes facilitate the planning, coordination, and execution of stakeholder engagement more effectively. Sasol’s stakeholder landscape has been structured into ten distinct stakeholder categories, with specific stakeholders defined within each category. Distinct roles and responsibilities for stakeholder management have been defined, and relationship owners for each stakeholder group have been appointed. Stakeholder relationship owners are accountable for Sasol’s relationship with that individual or group. The relationship owner conducts regular reviews of the relationship, drawing on the input of other Sasol functions, and regularly interacts with the stakeholder. These reviews enable structured and insightful quarterly stakeholder reporting to the nomination, governance, social and ethics committee.  The reports provide the board with the necessary information to enable it to take the legitimate interests and expectations of stakeholders into account in its decision-making.

In addition to the self-assessment of stakeholder relationship health, as described above, regular stakeholder research is conducted as an independent measure of any gap between Sasol’s performance and stakeholder perceptions. This enables constructive stakeholder engagement, by enabling Sasol to respond to verified stakeholder issues and concerns.

The chief executive officer, the chief financial officer and investor relations function conduct regular presentations on the group’s performance and strategy to analysts, institutional investors and the media in South Africa, North America and Europe. The company’s investor relations function maintains regular contact with the investment community and analysts. Through the group communication function, cordial and open relationships with local and international media are also maintained with a strong focus on proactive reputation management. To ensure the company communicates with its smaller shareholders and those stakeholders who lack access to the electronic media, the company publishes and reports on details of its corporate actions and performance (including its interim and final financial results) in the main South African daily newspapers. The company also publishes its most recent financial, operational and historical information, including its annual reports, on www.sasol.com.

Sasol invites all shareholders to attend its annual general meeting and also facilitates participation by way of focussed proxy solicitation. Electronic participation is available for participation in shareholders meetings.

Sasol strives to resolve disputes with its stakeholders effectively and expeditiously. The company investigates and implements alternative resolution mechanisms where possible, before instituting litigation.

Sasol considers and responds to all requests for access to records it receives in terms of the Promotion of Access to Information Act, 2000. Appropriate engagement with requesting parties is ensured without compromising Sasol’s rights with respect to the protection of certain information. During the year Sasol received two requests for access to records. One request was refused in accordance with the provisions of the legislation, and the one was granted.